INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 Enterprise Drive
                          Plainsboro, New Jersey 08536

                               September 26, 2006


VIA FACSIMILE (202-772-9218) AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Eduardo Aleman


             Re:   Integra Lifesciences Holdings Corporation
                   -----------------------------------------
                   Post-effective Amendment on Form T-3/A (File No. 022-28816)
                   -----------------------------------------------------------

Ladies and Gentlemen:


                  Integra LifeSciences Holdings Corporation hereby requests withdrawal of the above referenced application on Form T-3/A that was filed with the SEC on September 13, 2006, as our counsel has been informed by the SEC that a new Form T-3 filing is necessary in lieu of a post-effective amendment filing.

                  Please call our counsel, Shari R. Fallis of Latham & Watkins LLP, at (212) 906-1709 if there are any issues in connection with the above. Thank you for your attention to this matter.


                                Very truly yours,

                                Integra LifeSciences Holdings Corporation

                                By:   /s/ Maureen B. Bellantoni
                                     --------------------------------------
                                       Name:  Maureen B. Bellantoni
                                       Title: Executive Vice President and
                                              Chief Financial Officer

cc:      Shari R. Fallis